                                                                    EXHIBIT 12.1



STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES



                                                                                      MARCH 31,
                                                                              --------------------------
                               1995     1996     1997      1998      1998      1998     1999      1999
                               NLG      NLG       NLG       NLG       USD      NLG       NLG       USD
                              ------   ------   -------   -------   -------   ------   -------   -------
Net loss before income
  taxes.....................    (615)  (4,733)  (19,860)  (67,130)  (32,907)  (6,004)  (78,382)  (38,423)
Fixed charges...............       1      269       534    25,810    12,652      200    17,852     8,751
                              ------   ------   -------   -------   -------   ------   -------   -------
                                (614)  (4,464)  (19,326)  (41,320)  (20,255)  (5,804)  (60,530)  (29,672)


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(1) The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense. Earnings plus fixed charges were insufficient to cover fixed charges by NLG0.6 million in 1995, NLG4.5 million in 1996, NLG19.3 million in 1997, NLG41.3 million in 1998, NLG5.8 million for the three months ended March 31, 1998 and NLG60.5 million for the three months ended March 31, 1999.



(2) Since EBITDA amounts in all periods are negative, these amounts are by definition not available for management's discretionary use.